UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(David L. Abrams—Amendment No. 4)
(Kandu Partners, L.P. and Kandu Management Corp.—Amendment No. 2)

Servidyne, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

81765M106

(CUSIP Number)

c/o David L. Abrams P.O. Box 53407 Atlanta, Georgia 30355-1407 (404) 255-7683

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 26, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box   ☐

(Continued on following pages)
(Page 1 of 8 Pages)

CUSIP NO. 81765M106	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS Kandu Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 707,561 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 707,561 Shares of Common Stock
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,561 Shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% of the outstanding Common Stock
14		TYPE OF REPORTING PERSON PN

CUSIP NO. 81765M106	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Kandu Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION GEORGIA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER —
	8	SHARED VOTING POWER 707,561 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER —
	10	SHARED DISPOSITIVE POWER 707,561 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 707,561 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 81765M106	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS David L. Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 158,289 Shares of Common Stock
	8	SHARED VOTING POWER 707,561 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 158,289 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 707,561 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 865,850 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% of the outstanding Common Stock
14	TYPE OF REPORTING PERSON IN

Item 1.         Security and Issuer

This Amendment to prior Schedules 13D and amendments thereto filed by the Reporting Persons, as defined below (this “Amendment”), is being jointly filed by Mr. David L. Abrams, Kandu Partners, L.P., a Georgia limited partnership (“Kandu Partners”), and Kandu Management Corp., a Georgia corporation (“Kandu Management”, and collectively with Mr. Abrams and Kandu Partners, the “Reporting Persons”).  This Amendment relates to shares of the common stock, par value $1.00 per share (the “Common Stock”) of Servidyne, Inc., a Georgia corporation (the “Issuer”).

The Issuer’s principal executive offices are located at 1945 The Exchange, Suite 300, Atlanta, Georgia 30339.

Item 2.         Identity and Background

David L. Abrams.  Mr. Abrams is principally employed as the President of Kandu Management, which is an investment management company engaged in managing family investments, including shares of the Issuer as described in Item 5 of this Amendment.  Mr. Abrams is a citizen of the United States.

Kandu Partners and Kandu Management.  Pursuant to a limited partnership agreement, Kandu Management is the sole general partner of Kandu Partners.  Except as provided in the limited partnership agreement, Kandu Management has full and exclusive responsibility and discretion in the management, operation and control of Kandu Partners.  These powers include the ability to cause Kandu Partners to dispose of and vote the shares of Common Stock owned by it.  Kandu Partners was formed on May 10, 1999 and shall continue until the first to occur of (1) December 31, 2049, or (2) the dissolution of Kandu Partners pursuant to the express provisions of the limited partnership agreement.  Mr. Abrams is the sole director and president of Kandu Management and is the holder of one-third of its voting stock.

The business address of the Reporting Persons is c/o David L. Abrams, P.O. Box 53407, Atlanta, Georgia 30355-1407.

During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceedings of any judicial or administrative bodies of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.         Purpose of the Transaction

This Amendment is filed to reflect various changes in the facts set forth in previous filings by the Reporting Persons.  The filing of this Amendment shall not be deemed an admission by the Reporting Persons that the changes reported herein are material within the meaning of Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.

On June 26, 2011, the Reporting Persons entered into Voting and Support Agreements with respect to their holdings of securities of the Issuer, as more fully described in Item 6 below.

Except as described in Item 6 below, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.         Interest in Securities of the Issuer

	Kandu Partners	Kandu Management	David L. Abrams
(a) Amount Beneficially Owned	707,561	707,561	865,850
Percentage of Class*	19.2%	19.2%	23.6%
(b) Number of Shares as to which the Reporting Person has:
Sole Voting Power	—	—	158,289
Shared Voting Power	707,561	707,561	707,561
Sole Dispositive Power	—	—	158,289
Shared Dispositive Power	707,561	707,561	707,561

*   Based on the number of shares of Common Stock outstanding as of February 28, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed on June 2, 2011.

Kandu Management could be deemed to share with Kandu Partners and Mr. Abrams beneficial ownership of the 707,561 shares of Common Stock owned directly by Kandu Partners because of Kandu Management’s management of Kandu Partners as described in Item 2.  Mr. Abrams could be deemed to share beneficial ownership with Kandu Partners and Kandu Management of the 707,561 shares of Common Stock owned directly by Kandu Partners because of Mr. Abrams’ offices as sole director and president of Kandu Management.

(c)           None.

(d)           None.

(e)           Not applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Voting Agreements. On June 26, 2011, the Reporting Persons entered into Voting and Support Agreements with Scientific Conservation, Inc. (the “Voting Agreements”), in order to induce Scientific Conservation, Inc. to enter into an Agreement and Plan of Merger by and among Scientific Conservation, Inc., Scrabble Acquisition, Inc., and Servidyne, Inc., dated as of June 26, 2011 (the “Merger Agreement”), and to consummate an acquisition of the Issuer (the “SCI Merger”) pursuant thereto.  Pursuant to the Voting Agreements, until the earlier to occur of the consummation of the SCI Merger, the termination of the Merger Agreement, or upon the withdrawal or modification of the recommendation of the Issuer’s Board of Directors to the shareholders of the Issuer with respect to the SCI Merger (the “Termination Date”), with limited exceptions, each Reporting Person is restricted from transferring their respective shares of the Issuer’s securities or transferring the voting rights vested in such shares.

Additionally, each Reporting Person agreed that until the Termination Date, such party would vote its respective shares of the Issuer’s securities:

(a) in favor of (i) the SCI Merger, the execution and delivery by the Issuer of the Merger Agreement and the adoption and approval of the Merger Agreement, (ii) each of the other actions contemplated by the Merger Agreement, and (iii) any action in furtherance of the foregoing;

(b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Issuer in the Merger Agreement, and

(c) against any of the following actions (other than the SCI Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any other entity being acquired in the SCI Merger; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the rights or other assets of the Issuer or any other entity being acquired in the SCI Merger; (iii) any reorganization, recapitalization, dissolution or liquidation of the Issuer or any subsidiary of the Issuer: (iv) any change in a majority of the board of directors of the Issuer; (v) any amendment to the Issuer’s certificate of incorporation or bylaws; (vi) any material change in the capitalization of the Issuer or the Issuer’s corporate structure; and (vii) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreement.

Contemporaneously with the execution of the Voting Agreements, the Reporting Persons delivered proxies to SCI and certain other named proxies granting the named proxies the authority to vote the shares owned by the Reporting Persons consistently with the foregoing.

Item 7.           Material to be Filed as Exhibits

1.
Form of Voting and Support Agreement by and between Scientific Conservation, Inc. and the Reporting Persons (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed on June 28, 2011).

2.
Joint Filing Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, among Kandu Partners, L.P., Kandu Management Corp. and David L. Abrams.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: July 7, 2011

KANDU PARTNERS, L.P.

By:	Kandu Management Corp., its General Partner

By: /s/ David L. Abrams
David L. Abrams, President

KANDU MANAGEMENT CORP.

By:	/s/ David L. Abrams
David L. Abrams, President

/s/ David L. Abrams
David L. Abrams